

December 16, 2013

Richard A. Cheap
General Counsel and Secretary
Huntington Bancshares Incorporated
41 South High Street
Columbus, OH 43287

> **Re: Huntington Bancshares Incorporated**
> **Registration Statement on Form S-4**
> **Filed November 27, 2013**
> **File No. 333-192600**

Dear Mr. Cheap:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Background of the Merger, page 39

1.   You indicate in the first paragraph of this section that Camco Financial's management discussed its strategic options from "time to time" and the economic crisis raised the intensity of these discussions. Please expand your discussion to describe the types of options considered.

2.   Please include a discussion of the 2012 Consent Order Advantage Bank entered into with the FDIC and the State of Ohio Department of Commerce on February 9, 2012 and all other regulatory agreements involving Advantage Bank and/or Camco Financial that are material to this section.

3.   Please describe in more detail the potential capital raising alternatives discussed between February 2011 and December 2012.

4.   Please expand this section to include more detail of the discussions between Huntington's CEO and Camco Financial's CEO that occurred beginning in the summer of 2013. The discussion should include dates when meetings were held, the parties that participated in those meetings and the topics that were discussed.

5.   Please describe the "several other strategic options and issues" that Camco Financial's board considered at its September 24, 2013 meeting.

6.   Please describe the board's reasons for its determination that it was in the best interests of Camco Financial stockholders to continue to explore a merger with Huntington at its September 24, 2013 meeting.

7.   You describe in the first full paragraph on page 41 that in the weeks after the September 24, 2013 Huntington and Camco Financial negotiated the terms of the definitive merger agreement and related documents and agreements. Please provide more detail on these negotiations, including the specifics of any merger consideration offers and counter offers.

8.   Please include a discussion of the negotiations relating to the terms that make up the interests of Camco Financial directors and executive officers in the merger. Include the dates when any meetings were held, the parties that participated in such meetings as well as the items discussed at those meetings.

Opinion of Camco Financial's Financial Advisor, page 43

9.   Please quantify the fee Boenning will receive for rendering its opinion.

Incorporation by Reference, page 85

10.   It appears that Camco Financial may not meet the requirements for the use of Form S-3 as defined in General Instruction C to Form S-4. Either demonstrate to us how Camco Financial meets the requirement for the use of Form S-3, or provide the disclosures required by Item 17 in the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director